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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [x]   Merger
      [ ]   Liquidation
      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Short-Term Investments Co.

3.    Securities and Exchange Commission File No.: 811-07892

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [x] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      11 Greenway Plaza, Suite 100
      Houston, Texas 77046-1173

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      John H. Lively, Esq.
      A I M Advisors, Inc.
      11 Greenway Plaza, Suite 100
      Houston, Texas 77046-1173
      (713) 626-1919

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

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      A I M Advisors, Inc.
      11 Greenway Plaza, Suite 100
      Houston, Texas 77046-1173
      (713) 626-1919

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

            [x]   Management company;
            [ ]   Unit investment trust; or
            [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [x] Open-end  [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

      The fund is organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      A I M Advisors, Inc., the fund's investment adviser during the last five years, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      Fund Management Company, the fund's principal underwriter during the last five years, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

13.   The fund is not a unit investment trust ("UIT").

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

            [ ] Yes  [x] No

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x] Yes  [ ] No

            If Yes, state the date on which the board vote took place: July 30, 2003 If No, explain:

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      (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
            [x] Yes  [ ] No

            If Yes, state the date on which the shareholder vote took place:
            October 21, 2003 If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x] Yes  [ ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            November 4, 2003.

      (b)   Were the distributions made on the basis of net assets?

            [x] Yes  [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [x] Yes  [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only: Not applicable.

17.   Closed-end funds only:

      Not Applicable.

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

            [x] Yes  [ ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ] Yes  [x] No

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      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

            [ ] Yes  [x] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ] Yes  [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ] Yes  [x] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

                                                    Paid by      Paid by       Total per
                                                      Fund       Advisor       Category
(i)   Legal expenses:                                   0        100,146        100,146
(ii)  Accounting expenses:                              0          2,000          2,000
(iii) Other expenses (filing fees and related
      expenses):                                        0         26,734         26,734
                                                       --        -------        -------
(iv)  Total expenses (sum of lines (i)-(iii)
      above):                                           0        128,880        128,880
                                                       ==        =======        =======

      (b)   How were those expenses allocated?

            Based on predetermined methodology for allocating expenses per category.

      (c)   Who paid those expenses?

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            A I M Advisors, Inc., the fund's advisor.

      (d)   How did the fund pay for unamortized expenses (if any)?

            Prime Portfolio and Liquid Assets Portfolio continue to amortize expenses in the new registrant.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ] Yes  [x] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ] Yes  [x] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ] Yes  [x] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger: Short-Term
            Investments Trust

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-02729

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Agreement and Plan of Reorganization, dated July 30, 2003, between Short-Term Investments Co. and Short-Term Investments Trust was previously filed with the Commission as part of Short-Term Investments Co.'s preliminary Proxy Statement filed on form type Schedule 14A on August 1, 2003 (file number 811-07892).

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

            The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Short-Term Investments Co., (ii) he is the President of Short-Term Investments Co., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                    /s/ Robert H. Graham
                                                    ----------------------------
                                                    Robert H. Graham,
                                                    President
                                                    Short-Term Investments Co.

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